Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following is the transcript of an interview between Deloitte and Mark McCollum, Executive Vice President and Chief Integration Officer of Halliburton Company.

CFO as Chief Integration Officer: Mark McCollum of Halliburton

In November 2014, Halliburton announced a $35 billion acquisition of Baker Hughes, the largest oil field services M&A deal in history. What does it take to combine two global companies with 120,000 people operating in more than 80 countries while delivering on nearly $2 billion of projected synergies within two years? In this case, the answer is an integration planning effort led by Halliburton CFO Mark McCollum, who is serving as chief integration officer of the proposed merger. Mr. McCollum discusses the leadership, project management and cultural challenges of such a massive and complex integration with Jeff Walker, partner, Deloitte Tax LLP, and lead client service partner for Halliburton. Mr. McCollum explains how he is planning the integration effort with a focus on delivering value to shareholders, employees and customers.

Jeff Walker: What led to the decision to have you take the role as chief integration officer for this merger?

Mark McCollum: Soon after the deal was announced, (CEO) Dave Lesar and I did a road trip to explain the transaction’s value to shareholders. After hearing some concerns around delivering on the deal’s projected value with a downturn looming in the energy market, we decided to elevate the integration leadership role to the C-suite to instill confidence among investors. Since I had been one of the deal’s champions and helped build the business case and the strategy to execute the transaction, Dave thought I was the right choice to take the role.

I felt comfortable temporarily shifting into the role because I have a tremendously capable team who I felt could step in to lead finance on an interim basis. For me personally, this as a unique opportunity to play a major part in the largest energy services integration in history. Most compelling was the leadership challenge of being able to bring together the two organizations of Halliburton and Baker Hughes. We are building a new organization of 120,000 people in more than 80 countries and combining all these different capabilities around technology, manufacturing, supply chain and accounting systems. It is leadership on steroids.

Jeff Walker: What are your goals for the integration effort?

Mark McCollum: We told our shareholders that this deal will be cash flow positive by the first year after close and that within two years, we are going to deliver nearly $2 billion of synergies we identified in the discovery process. We are building the integration plan around achieving those two primary goals. To deliver those synergies within two years, we have developed timelines associated with the achievement of each area of synergy and the work programs that are designed to achieve them. For instance, in supply chain it became immediately apparent there were some big synergy opportunities in logistics and buying power, and consolidating the supply chain using category management in our procurement. Every functional and operational group is developing KPIs so we can track, measure and report on their progress, the equivalent of an audit log that we can use to demonstrate to our board and our shareholders that we are achieving our targets.

Jeff Walker: What are some key elements to achieving your integration goals?

Mark McCollum: We are focusing on integration planning from three different aspects. First is our customers. We are working to make the integration as close to invisible and as seamless as possible from a customer service aspect. So from day one, the goal is that our customers understand who is servicing them and feel comfortable that the customer service experience will be every bit as good as it was pre-merger, if not better. A second focus is ensuring that our employees, both current and new, are comfortable and onboard with the combining of our companies. Making sure our employees are comfortable and their needs are met will better enable them to focus on serving our customers. Our change management goal is to make the employee experience as transparent as possible, starting with a strong communications effort to explain the transaction and how it will impact them. We’re creating videos, conducting teleconferences and town halls, and communicating through newsletters and emails. I recently led town halls in Dubai that cut across the organization. The aim is that from day one, people will know where they stand, what is expected of them and who they are taking direction from. The third focal point of the integration planning is one I already mentioned, delivering the value our shareholders expect.

Jeff Walker: What are you anticipating as integration challenges?

Mark McCollum: In researching other integrations I found that most of the ones that fail do so for one of two reasons: lack of speed or lack of focus on culture—and sometimes both. So one key element for us is to move with a sense of urgency to get the integration done in a timely manner. For example, getting all our systems and information technology (IT) integrated is a big challenge. It will probably take a couple of years to get the combined company onto one single instance of SAP even though both organizations already use SAP. That effort will require a significant amount of project management with strong leadership.

I think it can be easy to take for granted the cultural aspects of an integration, which is probably why that is often a big factor in failed integrations. We are a services organization first and foremost, so the real value of the deal is the people and if we don’t get that right, then the integration will fail. In this merger, we are both North American companies operating in many of the same markets, so at first I wasn’t anticipating major cultural challenges. But as we began planning the integration I realized we had some cultural differences that could create barriers to integrating the two workforces. For one thing, we discovered some misperceptions on both sides from years of competing against one another, and we’re working to address those. I can say that I have been pleasantly surprised by the excitement I see in both organizations for the combination and by the cooperation of people to make it work.

Jeff Walker: What are you doing to help culturally integrate the two workforces?

Mark McCollum: Our change management process is focused on cultural bridge-building efforts that start with the message, “Hey guys, we are more aligned than we think we are.” We call our approach to getting people to change how they think about one another “unfreezing perceptions.” We began with what I call an “environmental survey” we took of employees in both companies to understand how they make decisions and very importantly, what is the readiness and proclivity for change. We learned for instance that at Halliburton we have incredibly high cultural alignment. So does Baker Hughes. So assimilating two strong cultures will be an important part of the change management process. We intend to codify our cultural values in written form to help articulate the culture of the combined organization after the closing to our new employees and help them to embrace it.

Jeff Walker: One year into the planning, what lessons learned would you pass on to other CFOs?

Mark McCollum: One lesson is, you have to have a strong team you can depend on and who can easily adapt to change. I have 500 people on my team and I told them that I need two things from them: first, they need to be self-starters and initiative-takers, people who can execute on the guiding principles, timeline goals and points of accountability we’ve established without a lot of over-the-shoulder supervision. And second, they have to be adaptable. We are dealing with a high degree of ambiguity and no template, because no one in oil field services has ever done an integration of this scale. The plan will be different in Brazil than it is in South Texas, and it is going to be different for different product lines. So we have to be incredibly adaptable.

Another lesson learned is that the larger the integration is, the more important it is for a CFO to play a big role. But regardless of the size of the deal, it falls in the CFO’s responsibility framework that the deal delivers on the value promised to shareholders. Achieving that requires playing a strong role in making sure that not only is the synergy case right, but also that the case is accomplished, measured appropriately and that it is communicated effectively to shareholders.

Editor’s note: This article is part of an ongoing series of interviews with CEOs, CFOs and other executives. Mr. McCollum’s participation in this article is solely for educational purposes based on his knowledge of the subject, and the views expressed by him are solely his own. This article should not be deemed or construed to be for the purpose of soliciting business for Halliburton, nor does Deloitte advocate or endorse the services or products provided by Halliburton.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding integration and the expected timetable for achieving the benefits and synergies of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: with respect to the pending merger with Baker Hughes, the timing to consummate the proposed transaction, the terms and timing of any divestitures undertaken in order to obtain required regulatory approvals, the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur or is obtained subject to conditions that are not anticipated, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, and the diversion of management time on transaction-related issues, the combined company’s future financial condition, results of operations, strategy and plans, and expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; with respect to the Macondo well incident, final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement, including the results of any appeals of rulings in the multi-district litigation; indemnification and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration and success of acquired businesses and operations of joint ventures. Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended September 30, 2015, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 which was filed with the SEC on October 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

This publication contains general information only and Deloitte LLP and its subsidiaries (“Deloitte”) are not, by means of this publication, rendering accounting, business, financial, investment, legal, tax or other professional advice or services. This publication is not a substitute for such professional advice or services, nor should it be used as a basis for any decision or action that may affect your business. Before making any decision or taking any action that may affect your business, you should consult a qualified professional advisor. Deloitte shall not be responsible for any loss sustained by any person who relies on this publication. Copyright © 2015 Deloitte Development LLC.

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